NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

September 8, 2025

Marion Graham

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Data443 Risk Mitigation, Inc.
Offering Statement on Form 1-A
Filed August 12, 2025
File No. 024-12649

Dear Ms. Graham:

This is in response to the letter of comment of the Staff dated August 26, 2025, relating to the captioned Offering Statement on Form 1-A of Data443 Risk Mitigation, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

Cover Page

Comment No. 1: Please clarify how soon after qualification you expect to hold your initial closing, how you will inform investors of the closing(s), and whether you may terminate the offering without ever having a closing.

Please be advised that disclosure has been added to the Cover Page, in response to such comment.

Risk Factors, page 3

Comment No. 2: Please add a risk factor discussing the company’s history of filing late periodic reports and the consequences of those late filings.

Please be advised that disclosure has been added to the third risk factor, in response to such comment.

Use of Proceeds, page 18

Comment No. 3: We note that you intend to use a portion of the net proceeds from this offering to repay certain debt. Describe the material terms of such debt and, if the debt was incurred in the past year, describe the use of the proceeds arising from the debt. Please also state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors or any of your subsidiaries. Refer to Instruction 6 to Part II, Item 6 of Form 1-A.

Please be advised that disclosure has been added to the Use of Proceeds section, in response to such comment.

General

Comment No. 4: We note that in Part I the number of securities offered is listed as 1,000,000,000 at a price of $0.0005, with the aggregate offering price of $500,000. We also note that in Part II of the offering statement you disclose that you plan to sell 1,000,000,000 shares with an aggregate offering price of $1,000,000. Please revise for consistency.

Please be advised that, in furtherance of the telephone conversion with the Staff, the Dilution and Use of Proceeds sections, an assumed offering price of $.0005 (the midpoint price of the included price range) has been included in the disclosure.

Oral Comment No. 1: Financial statements for the period ended June 30, 2025, should be included in the filing.

Please be advised that the Company’s financial information, that is the financial statements and related Management’s Discussion and Analysis section, for the period ended June 30, 2025, has been included in the amendment.

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Please be further advised that, in light of recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

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We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: Data443 Risk Mitigation, Inc.